UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-14082

MERRILL CORPORATION
(Exact name of registrant as specified in its charter)

One Merrill Circle
St. Paul, Minnesota 55108
(651) 646-4501
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/x/	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 15d-6	/ /
Rule 12h-3(b)(1)(i)	/x/

    Approximate number of holders of record as of the certification or notice date: None

    Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 23, 1999	MERRILL CORPORATION
	By:	/s/ JOHN W. CASTRO
	Name:	John W. Castro
	Title:	President and Chief Executive Officer